Exhibit 99.5

September 8, 2022

The Board of Directors

ironSource Ltd.

121 Menachem Begin Street

Tel Aviv 6701203, Israel

Board of Directors:

We hereby consent to the inclusion of our opinion letter, dated July 11, 2022, to the Board of Directors (in its capacity as such) of ironSource Ltd. (“ironSource”) included as Annex C to, and to the reference to such opinion letter under the captions “SUMMARY—Opinions of Financial Advisers–Opinion of ironSource’s Financial Adviser”, “THE MERGER—Background of the Merger”, “THE MERGER— Recommendation of the ironSource Board of Directors and ironSource’s Reasons for the Merger”, and “THE MERGER—Opinion of ironSource’s Financial Adviser” in, the Proxy Statement for the ironSource Ltd. 2022 Special General Meeting of Shareholders (the “Proxy Statement”) included as an Exhibit to the Current Report on Form 6-K filed with the Securities and Exchange Commission on the date hereof, and filed as part of the Registration Statement on Form S-4 of Unity Software Inc. (“Unity”), relating to the proposed merger involving Unity, which Proxy Statement forms a part of the Amendment No. 3 to the Registration Statement on Form S-4 of Unity filed with the Securities and Exchange Commission on the date hereof (the “Amended Registration Statement”). By giving the foregoing consent, we do not thereby admit that we are experts with respect to any part of such Amended Registration Statement within the meaning of the term “expert” as used in, or that we come within the category of persons whose consent is required under, the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

/s/ Jefferies LLC

JEFFERIES LLC